ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C/A

Fourth Amendment of Form C

Disclosures in Reg CF Offering

November 6, 2023

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

EXHIBIT A-1	WEFUNDER CAMPAIGN PAGE
EXHIBIT A-2	TRANSCRIPT TO VIDEO #1 ON CAMPAIGN PAGE
EXHIBIT A-3	TRANSCRIPT TO VIDEO #2 ON CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF ZENNIHOME CF LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF ZENNIHOME CF LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	VOTING AGREEMENT
EXHIBIT H	CAP TABLE
EXHIBIT I	FINANCIAL STATEMENTS
EXHIBIT J	ADDITIONAL DISCLOSURES

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

Summary of Change

This is a Form C/A, reflecting a change in the information provided previously.

Specifically, the Company has revised its financial projections. The revisions and the reasons behind them are in the section captioned "§227.201(d) – The Company's Business and Business Plan – Financial Projections."

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 8, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$7,653,369	$ 493,843
Cash & Equivalents	$228,118	$ 32,271
Account Receivable	$50,000	$ 0
Short-Term Debt	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486	$ 200,000
Long-Term Debt	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070	$ 0
Revenues/Sales	$0	$ 0
Cost of Goods Sold	$0	$ 0
Taxes Paid	$0	$ 0
Net Income	Loss ($3,061,256)	Loss ($692,310)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has six members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect five Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds
Jerry Coleman*	Director	2023	CEO at Build To Stay for past two years Previously Executive Chairman at Elevation Home Energy Solutions
Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36 scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200 acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with focus on adoption of leading edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters in Architecture degree, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director

Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director and Risk Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board,. She is the Founder & CEO of CEC Enterprises Consulting, providing strategic innovation and start up advisory in Canada and the US and she is the former partner and Canadian national leader for PwC and IBM's Institutional Investor consulting practices.

Experienced working across Canada, the US, and the UK in Real Estate, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

Mindy holds a BS from Portland State University in Business Management/Finance.

Jerry Coleman, Board Director

Jerry is a serial entrepreneur with a passion for developing and growing companies on a national scale, with more than 25 years of experience in real estate.

As a co-founder of Invitation Homes, Jerry was one of the pioneers in the institutional single family rental industry, partnering with the private equity firm Blackstone Group to form Invitation Homes, bringing in more than $10 billion dollars in investment to the largest single-family home rental portfolio in U.S. history.

Jerry is also co-founder of Alliance Investment Group, which has acquired and managed over 10,000 acres of land in Southwest.

Jerry co-founded Elevation Solar, offering residential energy solutions to individuals and institutional real estate owners.

Jerry also founded Offerpad, a premium online platform that revolutionizes how people sell their homes by eliminating the hassle and uncertainty of the traditional home selling process.

Through each of these ventures, Jerry finds fulfilment in providing job creation and economic development for the many local economies where these businesses have operated.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before this offering, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to 5 stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes are suitable for consumer purchase and use, for developer purchase and use, for government purpose and use and for Navajo housing. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, ZenniHome units are provided fully furnished for move in ease.

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.

The Company offers service partners that offer options for financing and site evaluation, preparation, and installation.

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90 unit multi-family development in Mesa, AZ, as of November 2, 2023, scheduled for completion in 2024.

The Company has a six-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company raised $6M in Series Seed capital, with Caliber Co as the lead investor.

The Company is currently a Qualified Opportunity Zone Business.

Mission, Vision, and Accomplishments

From Chaos:









To Zen, and ZenniHome:



Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- labor shortages
- inflation, supply chain and cost escalation
- financial attainability
- technology and business model innovation
- development risk and capital access
- under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- more frequent and more severe climate events requiring emergency response in housing
- eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

- Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- Factory produced with the precision of certain advanced manufacturing
- Designed in size and form to allow easy transport
- Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five stories without special support structures
- Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results:

- A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes
- Validated demand through a soft order pipeline of more than 38,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets
- A Delaware C. Corp structure and successful $6MM Series Seed Preferred Capital raise led by Caliber Co at a $25MM post-money valuation

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ, which we refer to as the "29 West" project. The Company is now looking to move fully into its growth stage with a $25MM Series A capital raise in 2023 to support its operations and growth potentially through the end of 2025 (based on current assumptions), at which time it might look to additional capital requirements for additional production facilities and next generation automation.

From Concept to Licensed Design, to Factory Production, Transportation, and in Siting



Model Home in Mesa, AZ, Exterior view



Model Home Mesa, AZ, Interior View



Factory in Page, AZ



FrameCad for Steel Manufacturing



CombiLift for Completed Home


Dining/Office/
Full Bed
Bath
Kitchen
Front Entry/
Covered Stoop
W/D
Fridge
Office/Closet
Patio/Balcony
Living/
King Bed

Citizen Home

Financial Projections

Earlier in 2023 the Company expected to generate approximately $24 million of revenue in 2023. We have reduced that estimate to approximately $5 million of revenue in 2023, primarily for two reasons. First, we have experienced several speedbumps with the 29 West project:

- Architectural redesigns and substantial modifications
- An extended permitting process with the Arizona Department of Housing
- Comprehensive value engineering in response to unexpected site costs
- A new General Contractor that entailed a complete project rebidding
- A shift to a bolting-only assembly approach for our manufacturing processes

In addition, the Company implemented two changes to its factory:

- Layout changes to streamline subassembly
- A strategic decision to improve production space efficiency by modifying inventory storage

The Company views all these as one-time occurrences.

The Company continues to believe it will generate approximately $71 million of revenue, and become profitable, in 2024. However, those estimates are still based on "soft" orders that have not yet been booked, among other assumptions. A number of factors could cause the Company to fall short of these expectations. See "RISKS OF INVESTING."

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A, the "Campaign Page" on WeFunder. EXHIBITS A-1 and A-2 provide written transcripts of the videos on the Campaign Page.

Lease

The Company recently entered into a 75-year lease with The Navajo Nation for the site in Page, Arizona, where its factory is currently located. Among other features, the lease provides for the abatement of rent (*i.e.*, zero rent) through 2030.

§227.201(e) – Number of Employees

The Company currently has 82 employees, full-time and part-time. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – Four Simultaneous Offerings

The Offerings

This Company is conducting four types of offerings at the same time:

1) This offering of Series A Preferred Stock under Regulation Crowdfunding, which is targeted to non-accredited investors.

2) An offering of Series A Preferred Stock targeted to accredited investors who are able to take advantage of the tax benefits for "qualified opportunity funds" under section 1400Z-2 of the Internal Revenue Code.

3) An offering of Series A Preferred Stock targeted to other accredited investors.

4) An offering of Convertible Promissory Notes targeted to accredited investors.

The Company is trying to raise a total of up to $25,000,000 combined, in all four offerings. As of the date of this Form C/A, the Company has raised approximately $942,400 in this Regulation Crowdfunding offering, $100,000 from investors who are able to take advantage of the tax benefits for "qualified opportunity funds", $130,000 from other accredited investors outside of those two offerings, and nothing under the convertible note offering.

In the case of individuals, an "accredited investor" is generally a person:

1) With annual income of at least $200,000;

2) With annual income, together with a spouse, of at least $300,000;

3) With a net worth, either alone or together with a spouse, of at least $1 million, excluding his or her principal residence.

Target Amount and Offering Deadline for Regulation Crowdfunding Offering

Initially, the minimum amount the Company was trying to raise in this Regulation Crowdfunding offering – our "target amount" – was $50,000, with a maximum $5,000,000. Our original Form C provided that if we had not raised at least the target amount by April 29, 2024 – our "offering deadline" – then we would terminate the Regulation Crowdfunding offering and return all the money to investors.

We raised more than $50,000 well before the offering deadline. Hence, the target amount and the offering deadline are no longer relevant.

From this point forward we will continue trying to raise money up to our $5,000,000 maximum and have interim "closings" where we transfer the money for Company use.

The Company may terminate the Regulation Crowdfunding offering, or any of the offerings, at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will terminate this Regulation Crowdfunding offering if and when we have received subscriptions for $5,000,000.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$6,750
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$20,000
Materials and Labor for Plant Production	$23,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$3,246,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$500,000
TOTAL	**$5,000,000**

If we raise $2,500,000 in this offering and $12,500,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$166,000
Other Costs of the Offerings (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$10,339,000
Senior Hires	$625,000
Sales, Marketing and Promotion	$1,250,000
TOTAL	**$12,500,000**

If we raise $5,000,000 in this offering and $25,000,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$21,426,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$2,500,000
TOTAL	**$25,000,000**

§227.201(j) – The Investment Process

To Invest

● Review this Form C and the information about the Company on WeFunder's website;

● If you decide to invest, press the *Invest* button

● Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ZenniHome CF LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 27, 2024 (48 hours before the offering deadline).

To cancel your investment, go to wefunder.com/portfolio or, if you need assistant, send an email to support@wefunder.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on WeFunder's platform*.*

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Series A Preferred Stock for $7.114 per share.

The Company believes it was worth $75 million immediately before raising capital in the four offerings. With 10,542,547 shares then outstanding on a fully-diluted basis, this implies that each share of Preferred Stock is worth $7.114.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's 2022 Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

Other Classes of Securities

The Company currently has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT F. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

As described above, the Company is also offering for sale Convertible Promissory Notes, but has not yet sold any.

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:

    o The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or

    o The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.

- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT G.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly-traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

- Alters the rights, powers or privileges of the Preferred Stock adversely;

- Increases or decreases the authorized number of shares of any class or series of capital stock;

- Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

- Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

- Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.

- Enter into transactions with "insiders" on terms you believe are unfair to the Company.

- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.

● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

● The risk that your interests and the interests of the person running the Company aren't really aligned.

● The risk that you will be "stuck" in the Company forever.

● The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

● The risk that you will be out-voted on important questions.

Rights of Security-Holders

Common Stock and Preferred Stock

The following summarizes the material rights of the Common Stock and the Preferred Stock:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Currently	4,963,107*	2,658,682
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M (but assuming no Notes are issued)	4,963,107*	5,914,196**
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No

Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 293,841 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

**The Company has issued $ 3,440,256.82 in Notes to date.

NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described below, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Convertible Promissory Notes

The following summarizes the material rights of the Convertible Promissory Notes (the "Notes"):

- The Notes have a maturity of 18 months.

- The Notes bear interest at 8% per year.

- If they are still outstanding at maturity, the Notes will convert to shares of Series A Preferred Stock at $7.114 per share, *i.e.*, the same price for which shares of Series A Preferred Stock are being sold in this offering.

- Holders of the Notes have no voting rights before conversion.

- If the Company is sold before conversion, holders of the Notes will have the right to receive accrued interest plus 125% of the outstanding principal.

- Mr. Worsley may convert all or a portion of the outstanding indebtedness under his currently Company promissory note for Notes.

- Upon conversion of the Notes, the holders will be required to sign the Voting Agreement as well as the two agreements described below.

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT H.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(n) – The Funding Portal

The Company is offering its securities through Wefunder Portal LLC ("WeFunder"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00033, the CIK number is 0001670254, and the CRD number is 283503.

WeFunder does not own any direct or indirect interest in the Company and there is no arrangement for WeFunder to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate WeFunder as follows:

- 6.5% of the offering amount upon a successful fundraise*

- Reimbursement for out-of-pocket third party expenses

WeFunder owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the offering, nor is there any arrangement for WeFunder to acquire an interest.

*WeFunder will refund to the Company any fees attributable to investments of $25,000 or more made by accredited investors with whom the Company had a pre-existing relationship.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

As of June 30, 2023 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1,541,994 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date of Offering	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	Bob Worsley	See Above	Credit Line of $4,000,000**
Purchase of Truck	TBD	NZ Legacy	Controlled by Bob Worsley	$43,000
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Stock Options – 100,000 Shares of Common Stock	10/2023	Jerry Coleman	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	$63,000
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

*These figures are approximate for 2023. Salaries, bonuses, and benefits are subject to change.

**After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction. Mr. Worsley may elect to convert all or a portion of amount outstanding under this credit line arrangement ($2,994,302 in total as of July 31, 2023) to a Convertible Promissory

Note with the terms described above. In such event, the credit line arrangement would still remain in place.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

While the cost of borrowing has increased because of interest rate increases intended to manage inflation and while the banking system has taken some initial liquidity impact from the Silicon Valley Bank and subsequent failures, the housing shortage, housing industry labor shortages, and more attainable pricing ZenniHome offers still make its products attractive in the current market conditions.

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production.

In addition to its 38,000 plus soft orders, the Company has several developers interested in securing production line time and will be charging 5% of the order value to schedule the time.

In 2022, the Company successfully completed a Series Seed capital raise for $6,000,000 at a $25,000,000 post money valuation.

To support any unplanned short term capital requirements, in early 2023, the Company signed an up $2,000,000 multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder, Mr. Worsley, which note has been increased to a maximum of up to $4,000,000. Mr. Worsley may convert all or a portion of the indebtedness outstanding under such note into one or more Convertible Promissory Notes, provided the advance promissory note would remain in place in such case to accommodate potential future funding.

The Company plans to raise up to $25,000,000 in total from the sale of its newly-authorized Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company will conduct four offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors; and an offering of Convertible Promissory Notes to accredited investors.

Results of Operations

In 2022, ZenniHome acquired and set up a production factory in Page, AZ on the Navajo Nation on the site of the largest decommissioned coal plant in America. Costs of approximately $600,000 incurred to set up water, waste, power, and internet connectivity were spent in 2022 but will be offset against lease payments.

Plant set up for manufacturing was completed in 2022 and in early 2023, the Company completed two model homes now on location in Mesa AZ.

Major equipment to support manufacturing was purchased in 2022 and equipment finance loans were secured. A FrameCad machine for steel stud manufacturing, a CombiLift to move completed homes onto transportation trucks, and factory forklifts were purchased in 2022.

Factory labor and management positions were staffed from local resources.

The bill of materials was simplified and over 50% reduction in cost was achieved from initial re-shoring of procurement and manufacturing from China.

The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing

A Chief Revenue Officer was hired in November 2022 to manage a 38,000+ soft order pipeline.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT I.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

WeFunder conducted background checks on the principals of the Company (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on WeFunder's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://zennihome.com/invest, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Information

When accredited investors invest through the offerings being conducted at the same time as this Regulation Crowdfunding offering, they and the Company will sign an agreement captioned "Series A Stock Purchase Agreement." As part of this agreement, the Company will make certain disclosures to investors. These disclosures on set forth on EXHIBIT J.

Invest in the future of housing


ZenniHome is on a mission to produce the highest quality attainable housing globally that is smart, transforming, scalable, sustainable and built with the speed and precision of robotic automation.
ZENNIHOME

Our mission is to completely disrupt the housing industry, and we'll share our journey with you. The interest in ZenniHome has been extraordinary, underscoring the need for innovative, attainable, and sustainable housing solutions.

Traction



29
40,000+ SOFT ORDERS
EVEN BEFORE PUBLIC LAUNCH.
All through unpaid organic traffic
ZENNIHOME



The incredible demand for our housing units, even before our public launch, speaks volumes about the need for affordable, quality homes. These soft orders have come purely through unpaid organic traffic, a testament to the power of our vision.



400K+ VIEWS ON
Unprompted FAN
GENERATED
CONTENT
ZENNIHOME
NEW PREFAB
Brand New PREFAB HOME Aims to Make Housing More Attainable
BETTER THAN BOXABL?
Episode 3
Modern Prefab Housing of the Future | ZenniHome Deep Dive
PREFAB HOMES
The NEW Affordable Prefab Home You Can Buy This Year
PREFAB HOME UPDATE
Retired Senator Answers the Call for Affordable PREFAB HOMES
Zennihome: Accessory Dwelling Unit (ADU) in 3 months, 30% Less Than Traditional Construction
ADU'S
IN 3 MONTHS
30% LESS



Our community's enthusiasm is palpable, and their support is taking our vision viral. The unprompted fan-generated content, boasting over 400,000 views, is a testament to the

excitement around our products.



SOFT ORDER BREAKDOWN
75%
Of Soft Orders
22%
Of Soft Orders
3%
Of Soft Orders
DEVELOPERS
Multi-Family Low-Rise and Mid-Rise Developments
GOVERNMENT
Disaster Recovery, Workforce and Affordable Housing
CONSUMERS
ADU, Off-Grid, and Single-Family Homes
ZENNIHOME
*Numbers based off indicated interest (40,000+ soft pre orders), subject to change

The demand for our units spans across a diverse range of customers. Developers, government entities, and individual consumers all recognize the potential ZenniHome holds for the future of housing.

FOR 3 YEARS, WE'VE METICULOUSLY REFINED OUR DESIGN, PROTOTYPING, CERTIFICATION, LICENSING, AND ENGINEERING.
AS WE DEBUT, WE STAND AS AN INDUSTRY FRONT-RUNNER, STRIDES AHEAD OF THE COMPETITION
ZENNIHOME

After 3 years and over $10 Million invested, we're ready to share our vision and technology with the world. We are flipping the traditional home and apartment building industries upside down with our innovative approach to manufacturing housing. Our masterful architecture, engineering, and design teams have iterated many times to achieve a world-class quality product ready for the spotlight.



Our first units are not only installed and operable, but also available for tours. Seeing is believing, and we're excited to show you just how transformational our homes can be.

- 🕐 [Book Mesa, Arizona tours](#)
- 🕐 [Book Page, Arizona factory tours](#)



With the first wave of production already underway, we're on track to meet the growing demand for our disruptive homes.

Welcome to our homes

No one has seen homes like this before. The technology and innovation here is unrivaled.



WE HAVE PERFECTED 2 BASE UNITS THAT CAN BE USED INDIVIDUALLY...

DENIZEN + CITIZEN

ZENNIHOME

At [ZenniHome](#), we're proud to introduce our perfected base units: The Citizen and the Denizen. These units are designed to stand alone or serve as building blocks for larger developments.



...OR STACKED FOR LARGE MULTI-UNIT DEVELOPMENTS

ZENCITY

ZENNIHOME

By stacking our base units, we can efficiently create multi-unit developments we call ZenCity. This unique capability allows us to shatter traditional building timelines and provide a scalable solution for multifamily communities.



CONSTRAINING OURSELVES TO THE SAME BASE UNITS ALLOWS US TO BUILD WITH *Unprecedented* SPEED, QUALITY, AND COST

ZENCITY

Our commitment to uniformity in the basic design isn't a limitation; it's our strength. By focusing on perfecting our base units, we can manufacture homes at unprecedented speed, quality, and scale while offering color options much like auto makers.



EACH UNIT IS FULLY FINISHED IN THE FACTORY

ZENNIHOME

No detail is too small for our team. Each unit is fully finished in the factory, ensuring the highest quality of craftsmanship while eliminating the typical hassles of on-site construction.



THEY ARE SHIPPED DIRECTLY TO YOUR LOCATION BY TRUCK AND ARE READY IN DAYS

 ZENNIHOME

Our homes are conveniently delivered directly to your location and can be ready to go in days. This ease of installation is another way we're transforming the housing industry.

THESE ARE NOT TINY HOMES, THE ONLY THING TINY IS YOUR
⚡Utility Bill
86% MORE EFFICIENT THAN A TYPICAL HOME

 ZENNIHOME

We've gone above and beyond with insulation and energy efficiency. Combined with the smaller footprint, the operating costs of these homes are extremely inexpensive. If you choose to add our solar options, you can go off grid.

Our efficiency values are as follows:

- Door U Value - 0.57
- Exterior walls - R35
- Ceiling and floor assembly - R29
- Windows U Value - 0.35



MOST COMMON COMMENT FROM VISITORS TO OUR FIRST UNITS

"These feel MUCH BIGGER than I ever expected"

People who tour our homes are often surprised by how spacious they feel. Our innovative design makes each square foot work harder, creating a sense of openness that defies the compact footprint.



THE DRAMATIC FLOOR TO CEILING GLASS CREATES AN OVERWHELMING FEELING OF OPENNESS AND FREEDOM

One of our signature design elements is our dramatic floor-to-ceiling glass, which invites natural light into the space and blurs the line between indoors and outdoors.

THE TRANSFORMING FURNITURE AND WALLS ALLOW FLEXIBLE USAGE OF THE SAME SQUARE FOOTAGE

Our transforming furniture and walls enable flexible usage of space. As a result, our 640 square-foot Citizen model functions as if it were over twice its size.

DENIZEN LAYOUT
320 SQ FT

FUNCTIONS LIKE
600+ SQ FT



FULL BATH

**⚡ TRANSFORMING:
QUEEN BED/LIVING ROOM**

PATIO

KITCHEN

WASHER/DRYER

**⚡ TRANSFORMING:
OFFICE/CLOSET**

COVERED ENTRY

CITIZEN LAYOUT
640 SQ FT

FUNCTIONS LIKE
1200+ SQ FT



**⚡ TRANSFORMING:
FULL BED / OFFICE 1**

DINING

**FULL BATH
ADA ACCESSIBLE**

KITCHEN

COVERED STOOP

WASHER / DRYER

**⚡ TRANSFORMING:
OFFICE 2 / CLOSET**

PATIO

**⚡ TRANSFORMING:
QUEEN BED / LIVING ROOM**



NO CUSTOM FLOOR PLANS.

ORDER LIKE A CAR:

1. *CHOOSE A UNIT - CITIZEN OR DENIZEN*
2. *PICK YOUR EXTERIOR/INTERIOR COLORS.*
3. *IT COMES FURNISHED*

THE SPACE AND TRANSFORMING FURNITURE HAS BEEN OPTIMIZED BY WORLD-CLASS DESIGNERS

We're rethinking traditional home design. Instead of static floor plans, we're using transformative furniture and space optimization strategies to create dynamic living spaces that change to your needs.



CRAFTED MOSTLY FROM RECYCLED STEEL FOR DURABILITY AND SUSTAINABILITY, WE ENGINEER HOMES WITH 1MM PRECISION, ENABLING US TO CONSTRUCT STRUCTURES UP TO FIVE STORIES HIGH OVER PODIUM.

Our commitment to sustainability is reflected in our choice of materials. We build our homes mostly from recycled steel, which not only reduces our environmental impact but also enables us to build with remarkable precision and height.

Massive market potential


$2T
$600B
$150B
TOTAL ADDRESSABLE MARKET
$2Trillion total US housing units sold each year
SERVICE ADDRESSABLE MARKET
$600Billion - yearly market size of <1200 square foot homes in the US that our 4 eventual production sites will cover
SERVICE OBTAINABLE MARKET
$150Billion - yearly market size of <1200 square foot homes with in 1 day trucking distance of Page, AZ factory

The market size for ZenniHome is staggering. The total addressable market is $2 trillion, representing the total value of US housing units sold each year. We're primarily focused on homes under 1200 square feet, which constitutes a service addressable market of $600 billion. With our four planned production sites, we aim to serve a significant portion of this market. Moreover, our obtainable market, the market we can immediately serve, amounts to $150 billion, representing homes within a day's trucking distance from our factory in Page, Arizona.

ADDITIONALLY WE'RE IN A HOUSING CRISIS

As a result, there is a sizable shortage of new homes after more than a decade of under-building relative to population growth, according to a new analysis from Realtor.com released Wednesday. The gap between single-family home constructions and household formations grew to 6.5 million homes between 2012 and 2022. Mar 8, 2023

CNN.com
https://www.cnn.com › 2023/03/08 › housing-shortage

The US housing market is short 6.5 million homes - CNN

CBS News
https://www.cbsnews.com › MoneyWatch

Looking to buy a newly built home? Good luck finding one.
4 days ago — The number of newly constructed homes sat around 70,000 at the end of last year contributing to the housing crunch.

Wall Street Journal
https://www.wsj.com › U.S. › The Numbers

How Severe Is the Housing Shortage? It Depends ...
Apr 14, 2023 — The National Low Income Housing Coalition says the U.S. has a million units, Realtor.com says 6.5 million, mortgage-finance ...

HousingWire
https://www.housingwire.com › articles › the-housing-...

Housing market is 6.5 million units short: Realtor.com
Mar 8, 2023 — Existing housing inventory fell by 11,021 homes week over week for the week ending March 6, according to data from Altos Research. While many ...

MarketWatch
https://www.marketwatch.com › ... › Economic Report

U.S. has a shortfall of 6.5 million single-family homes due ...
Mar 12, 2023 — A decade of under-building has led to a shortfall of 6.5 million single-family homes in the U.S., according to a new report released Wednesday.

Our mission is not just about profits; it's about addressing a pressing need. The U.S. housing market is currently short by 6.5 million homes. Through our efficient, scalable model, we aim to address this gap and provide quality housing to those who need it most.

SINCE 2000 THE MEDIAN HOME PRICE IN THE US HAS INCREASED MORE THAN 180%.

Housing affordability is worse today than during the peak of the 2008 housing bubble

ZENNIHOME

The affordability crisis is real. Since 2000, the median home price in the US has risen by over 180%. In fact, housing affordability is worse today than during the peak of the 2008 housing bubble. We're determined to reverse this trend and make quality housing accessible to all.



We firmly believe that ZenniHome is competitively positioned to create beautiful, attainable homes. We have the technology, the team, and the drive to make a difference.

World class team


BOB WORSLEY
Chairman, CEO, Founder
STEPHEN JAMES
Co-Founder, Board of Directors
TREVOR BARGER
FAICP CUD, Chief Revenue Officer
CONNIE CARRAS
CPA, CA, GCB.D, CCB.D, CFO Board of Directors
CHRIS LOEFFLER
Co-Founder of CaliberCo, Board of Directors
MINDY REX
COO to AutoVol Founder, Board of Directors
SkyMall
pwc
Autovol
Forbes Business Council
CALIBER
IBM
mastercard
WELLS FARGO
CREA
THE CANADIAN REAL ESTATE ASSOCIATION
Sara Lee

Our team is our greatest asset. We're proud to be led by a nationally recognized team of industry experts, including Bob Worsley, Stephen James, Trevor Barger, Connie Carras, Chris Loeffler, and Mindy Rex. Each member brings a wealth of experience and passion to our mission.

Growth and the future



WHAT DOES THE FUTURE LOOK LIKE?
WE'RE POISED FOR RAPID EXPANSION

POTENTIAL JOINT VENTURE WITH NAVAJO NATION	ZENNIHOMEX IN HOUSE LABORATORY	FACTORY AND LICENSING EXPANSION
WE ARE IN DISCUSSIONS TO MANUFACTURE HOMES FOR THE NAVAJO NATION	*PROVIDES CONTINUOUS INNOVATION AND IMPROVEMENT TO MATERIALS' COST AND PRODUCTION*	*3 MORE FACTORIES PLANNED IN OPPORTUNITY ZONES. CONTINUING LICENSING APPROVAL IN OTHER US STATES AND CANADA*

ZENNIHOME

Looking ahead, we're poised for rapid expansion. We're in discussions to form a joint venture with the Navajo Nation to manufacture homes for their people. At the same time, our ZenniHomeX Laboratory is dedicated to continuous innovation and improvement, driving down material costs and boosting production. We're also planning to build three more factories in opportunity zones and are in the process of obtaining more state licensing approvals in the US and Canada.



Our revenue projections are robust. Based on our current assumptions, we expect to be profitable by 2024, with revenues growing from $5.1 million in 2023 to $70 million in 2024. These projections reflect our commitment to growth and profitability.

WE'RE RAISING CAPITAL TO ACCELERATE GROWTH
IN THE NEXT FEW YEARS, WE PLAN TO DO THE FOLLOWING:

1

COMPLETE FIRST MULTI-FAMILY PROJECT

90 UNIT ZENCITY DEVELOPMENT IN MESA, AZ THIS YEAR

2

BROADEN REGIONAL PRESENCE

INSTALL HOMES IN HIGH-VISIBILITY AREAS IN SURROUNDING STATES

3

SCALE FACTORY PRODUCTION

ADD A SECOND SHIFT AT THE PAGE FACTORY TO INCREASE OUTPUT

ZENNIHOME

In order to accelerate our growth, we're currently raising capital. Over the next few years, we have ambitious plans. We have started production on our first 90 unit multi-family project in Mesa, AZ called 29 West. We will finish a substantial number of those units this year. We also plan to broaden our regional presence by installing homes in high-visibility areas in Arizona, California, Utah, Colorado, and Idaho. Moreover, we aim to scale our factory production by adding another factory shift to increase production.

INVEST IN THE FUTURE OF HOUSING

CROWDFUNDING, OPPORTUNITY ZONE, & REG D ACCREDITED INVESTOR OPPORTUNITIES ARE *Available Now*

And now, we invite you to be a part of this journey. Invest in the future of housing! By investing in ZenniHome, you're not just investing in a company; you're investing in a vision of a more affordable, sustainable, and innovative future for housing. Thank you for considering investing, and we hope to welcome you to the ZenniHome family!

Learn more about our ZenniHome units!

ZenniHome 17-B Disclosure

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ZENNIHOME HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

ZenniHome Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is ZenniHome Holdings, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 8, 2022 under the name ZenniHome Holdings, Inc.

2. That ZenniHome Holdings, Inc. has been organized for purposes of being a "qualified opportunity zone business", as defined in Section 1400Z-2(d)(3) of the Internal Revenue Code of 1986, as amended.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is ZenniHome Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,700,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 5,914,196 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

2,400,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", and 3,514,196 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. As used herein, the term "**Preferred Stock**" used without references to the Series Seed Preferred Stock and/or Series A Preferred Stock means collectively the shares of Series Seed Preferred Stock and Series A Preferred Stock, share for share alike and without distinction as to series.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on

2

Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) of such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section **Error! Reference source not found.** shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $2.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock, and with respect to the Series A Preferred Stock, $7.114 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall, on a pari-passu basis, be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall, on a pari-passu basis, be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Preferred Liquidation Amount(s)**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the shares of Preferred Stock then outstanding (voting on an as-converted basis) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Provided, however, that (x) a transaction shall not constitute a Deemed Liquidation Event if its sole purpose is to change the state of this Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this Corporation's securities immediately prior to such transaction and (y) a bona fide equity financing for the primary purpose of raising capital will not constitute a Deemed Liquidation Event.

2.3.2   <u>Effecting a Deemed Liquidation Event</u>.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Subsection 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u> and <u>2.2</u>.

(b)   In the event of a Deemed Liquidation Event referred to in <u>Subsection 2.3.1(a)(ii)</u> or <u>2.3.1(b)</u>, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Amount for such series of Preferred Stock (for each share of such series of Preferred Stock, as modified below in this <u>Subsection 2.3.2(b)</u>, the "**Redemption Price**"). Prior to the distribution or redemption provided for in this <u>Section 2</u>, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business, including payment of payables then due. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock for such amounts, then the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds based on the respective amounts that would otherwise be payable in respect of such shares of Preferred Stock to be redeemed if the Available Proceeds were sufficient to redeem all such shares and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

(c)   With respect to any redemption pursuant to <u>Subsection 2.3.2(b)</u>, the Corporation shall deliver written notice to each holder of Preferred Stock (each a "**Redemption Notice**") which shall state: (A) the number of shares of Preferred Stock held by the holder that the Corporation will redeem; (B) the date for redemption and amount to be paid to such holder; and (C) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d)   On or before any date upon which any redemption pursuant to Subsection 2.3.2(b) shall occur (each a "**Redemption Date**"), each holder of shares of Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(e)   If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the Preferred Director (as defined below); provided, however, that: (i) if the applicable transaction agreement specifies the value of such securities (or a mechanism for determining such value), then such securities issued or distributed shall be valued as set forth in the transaction agreement; (ii) with respect to such securities not subject to investment letter or other similar restrictions on free marketability covered by the following clause (iii): (A) if such securities are traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30)-day period ending three (3) days prior to the closing of such Deemed Liquidation Event; and (B) if such securities are not traded on a securities exchange, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors, including the Preferred Director; and (iii) the method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in subclause (A) or (B) of the foregoing clause

(ii) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors, including the Preferred Director.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), unless otherwise approved by the Requisite Holders, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors. The size of the Board of Directors shall be fixed at six (6) directors, each of whom shall be elected as follows: (i) the holders of record of shares of Preferred Stock exclusively and voting together as a single class on an as converted basis, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and (ii) the holders of record of shares of Common Stock exclusively and voting together as a single class on an as converted basis, shall be entitled to elect five (5) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting or such vacancy is filled pursuant to the last sentence in this Subsection 3.2; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 1,478,549 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 alter the rights, powers or privileges of the Preferred Stock set forth in this Amended and Restated Certificate or the Bylaws of the Corporation, in a way that adversely affects the Preferred Stock;

3.3.2 increase or decrease the authorized number of shares of any class or series of capital stock;

3.3.3 authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

3.3.4 redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof and pursuant to the exercise of any contractual right of repurchase);

3.3.5 declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

3.3.6   increase or decrease the number of directors of the Corporation;

3.3.7   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.3;

3.3.8   amend Corporation's 2022 Stock Incentive Plan, including any increase to the number of shares of Common Stock of the Corporation reserved for issuance thereunder, or approve any new comparable form of equity incentive plan, in each case unless approved by the Preferred Director; or

3.3.9   enter into or be a party to any transaction with any director, officer, or employee of the Corporation or any associate (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) of such share of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price and the rate at which shares of Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the Redemption Date, unless the applicable Redemption Price of such shares is not fully paid on such Redemption Date, in which case the Conversion Rights for shares not redeemed shall continue until such Redemption Price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Subsection 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, including the Preferred Director. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

        4.3.3   <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in <u>Subsection 4.2</u> and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock, and corresponding number of shares of Preferred Stock in general, accordingly.

        4.3.4   <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made for any declared but unpaid dividends on such series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

        4.3.5   <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

        4.4   <u>Adjustments to Conversion Price for Diluting Issues</u>.

        4.4.1   <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

        (a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

    (b) "**Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

    (c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

    (d) "**Additional Shares of Common Stock**" with respect to a series of Preferred Stock shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

    (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

    (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

    (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

    (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided (A) such issuance is pursuant to the terms of such Option or Convertible Security and (B) either (x) the Option or Convertible Security, under which the shares of Common Stock are issued, was (1) issued and outstanding as of the Original Issue Date or (2) at the time of the issuance thereof, an Exempted Security pursuant to the other clauses of this definition or (y) the issuance of such Option or Convertible Security, under

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which the shares of Common Stock are issued, was approved by the Board of Directors, including the Preferred Director;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction in each case entered into primarily for non-equity financing purposes and approved by the Board of Directors, including the Preferred Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued to persons or entities with whom the Corporation has a business relationship, entered into primarily for non-equity financing purposes and approved by the Board of Directors, including the Preferred Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the Preferred Director; or

(viii) shares of Common Stock sold to the public in a Qualified Public Offering.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made to a series of Preferred Stock as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, such applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price of a series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP$_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP$_1$" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP$_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP$_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

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4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of

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Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc.   Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of a series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10   Notice of Record Date.   In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the

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Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such Deemed Liquidation Event, reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such Deemed Liquidation Event, reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation (a "**Qualified Public Offering**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or acquisition.

7.   Waiver. Except as otherwise set forth herein, (i) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein that are generally applicable to all series of Preferred Stock may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and (ii) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, and subject to Subsection 3.2 of Article Fourth, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of

Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

      IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 2nd day of October, 2023

By: *Bob Worsley*

      Robert M. Worsley, Chief Executive Officer

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this [___] day of [_____], 2023, by and among ZenniHome Holdings, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series Seed Preferred Stock, $0.00001 par value per share ("**Series Seed Preferred Stock**") and Series A Preferred Stock, $0.00001 par value per share ("**Series A Preferred Stock**" and together with the Series Seed Preferred Stock, collectively, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   The Company and the Stockholders had entered into that certain Series A Preferred Stock Purchase Agreement providing for the sale of shares of the Company's Series A Preferred Stock, concurrently with that certain Voting Agreement dated May 26, 2023 by and among the Company and the parties thereto (the "**Prior Agreement**").

B.   The Company, the Key Holders and the Investors party to the Prior Agreement desire to amend and restate the Prior Agreement to provide the Investors with the right, among other rights, to elect certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

C.   The Second Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "**Preferred Director**") and (b) the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect five (5) directors of the Company (the "**Common Directors**").

D.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted with respect to certain matters.

NOW, THEREFORE, the parties hereby agree as follows:

1.   <u>Voting Provisions Regarding Board of Directors.</u>

1.1   <u>Size of the Board</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at six (6) directors and may be increased only with the written consent of Investors holding Preferred Stock representing a majority of the shares of Common Stock issuable upon conversion of the then outstanding shares of Preferred Stock. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)   as the Common Directors, five (5) persons designated from time to time by the holders of a majority of the then outstanding shares of Common Stock, voting exclusively and as a separate class, who shall initially be Bob Worsley, Connie Carras, Stephen James, Mindy Rex and Jerry Coleman; and

(b)   as the Preferred Director, for so long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. ("**Caliber**") and its Affiliates hold at least 640,000 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), one (1) person designated from time to time by Caliber, who shall initially be Chris Loeffler.

To the extent that any of clauses (a) and (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above. For purposes of this Agreement, the term "Person" shall mean any individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsection 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of the shares of stock, entitled under Subsection 1.2 or 1.3 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

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(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder or any Affiliate of any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. For purposes of this Agreement, a Person shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right; Sale Rights.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (voting together as a single class on an as-converted basis) (the "**Selling Investors**"), (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) (collectively with the Selling Investors, the "**Electing Holders**"); and (iii) the Board, approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to the satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and purchase agreement, merger agreement, indemnity agreement, escrow agreement, any consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company or (ii) asserting any claim or commencing any suit challenging the Sale of the Company or this Agreement or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933 (as amended, the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) such Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of such Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by such Stockholder have been duly executed by such Stockholder and delivered to the acquirer and are enforceable against such Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of such Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which such Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to such Stockholder;

(b)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

(d)   liability shall be limited to such Stockholder's applicable pro rata share (based on the respective proportion of proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares held by Key Holders (the "**Key Holder Shares**") or the Shares held by Investors (the "**Investor Shares**"), as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable; and

(f)   subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of such Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least five (5) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof (excluding, for the avoidance of doubt, the initial vote by the Electing Holders described in clause (i) of the preamble to Subsection 3.2 that triggers the parties' obligations under Section 3), and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. <u>"Bad Actor" Matters</u>.

5.1 <u>Definitions</u>. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 <u>Representations</u>. For purposes of this Agreement:

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction) (an "**IPO**"); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Series A Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, or with respect to options, as a condition to the exercise of such options, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as <u>Exhibit A</u>, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 <u>Transfers</u>. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as <u>Exhibit A</u>. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this <u>Subsection 7.2</u>. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in <u>Subsection 7.12</u>.

7.3 <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 <u>Governing Law</u>. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 <u>Counterparts</u>. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 <u>Notices</u>.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto or in the Company's records, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, it shall be sent to 1500 North Navajo Generating Station Road, Page, AZ 86040, Attention: CEO and a required copy (which shall not constitute notice) shall also be sent to Wilmer Cutler Pickering Hale & Dorr LLP, 2600 El Camino Real, Suite 400, Palo Alto, CA 94306, Attn: John W. Rockwell, Esq.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the holders of a majority of the then outstanding shares of Common Stock held by Key Holders (other than those issued or issuable upon conversion of the shares of Preferred Stock); and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder, as the case may be, without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   Schedule A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of any Series A Purchase Agreement (as defined below) to add information regarding Additional Purchasers (as defined below) without the consent of the other parties hereto;

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(e)   Subsection 1.2(b) and this Subsection 7.8(e) may not be amended, modified, terminated or waived without the prior written consent if Caliber for so long as Caliber and its Affiliates hold at least 640,000 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party hereto that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

For purposes of this Agreement, "**Additional Purchaser**" means any purchaser of shares of Series A Preferred Stock pursuant to a Series A Purchase Agreement who is not initially a party hereto as an Investor on the effective date of this Agreement; and "**Series A Purchase Agreement**" means any Series A Preferred Stock Purchase Agreement pursuant to which the Company sells and issues Series A Preferred Stock to purchasers thereof.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severabililty. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in a Series A Purchase

Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement is hereby amended and restated to the form of this Agreement, and the Prior Agreement shall be of no further force or effect when taken as a standalone agreement, except that clause (z) of Section 8.11 of that certain Series Seed Preferred Stock Investment Agreement, dated March 30, 2022, by and among the Company and certain Investors parties thereto (and the corresponding sections referenced therein) shall remain in effect in accordance with its terms.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

ZENNIHOME HOLDINGS, INC.

By: _____
Name: Bob Worsley
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDERS:

ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST, DATED JULY 28, 1988 AS AMENDED

By:_____
Name: Bob Worsley
Title: Trustee

By:_____
Name: Christi Worsley
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CALIBER TAX-ADVANTAGED OPPORTUNITY ZONE FUND, L.P.

By: Caliber O-Zone Fund Manager, LLC its General Partner

By: _____
Name: John C. Loeffler II
Title: Authorized Person

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST, DATED JULY 28, 1988 AS AMENDED

By: _____
Name: Bob Worsley
Title: Trustee

By: _____
Name: Christi Worsley
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Ryan Ainsworth

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

MERRELL & ASSOCIATES LLC

By: _____
Name: David Merrell
Title: Owner

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TTB VENTURES LLC

By: _____
Name: Trevor Barger
Title: Managing Member

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: David L. Binsfeld

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Vernon Erb

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Mary Slawson

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

DAVID NEILSON AND LESLIE NEILSON

_____

Name: David Neilson

_____

Name: Leslie Neilson

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Sean G. Davis

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Travis Devashrayee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TDQ PSP HOLDINGS LLC

By: _____
Name: Teofilo B. DeQuina Jr.
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CANYON RETREATS LLC

By: _____
Name: Teofilo B. DeQuina Jr.
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CIRCLE OF GRATITUDE FOUNDATION

By: _____
Name: Ginger Harris
Title: President

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Connie Carras

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

THE CLAWSON FAMILY FOUNDATION

By:_____
Name: Travis Clawson
Title: Trustee

By:_____
Name: Brooke Clawson
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TCLAWX LLC

By: _____
Name: Travis Clawson
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

ZENNIHOME CF LLC

By: ZenniHome Holdings, Inc.
      As Manager

By:_____
Name: Bob Worsley
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

ZENNIHOME QOF LLC

a Delaware limited liability company

By:_____
Name: Quinton Davis
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Michael Kasser

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Justin C. Mattson

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: John Arendsen

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Scott Mickeleit

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Jared D. Williams

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

DEVASHRAYEE FAMILY FUND

By:_____
Name: Travis Devashrayee
Title: Director

By:_____
Name: Cassie Devashrayee
Title: Director

SCHEDULE A

INVESTORS

Caliber Tax-Advantaged Opportunity Zone Fund, L.P.
8901 E. Mountain View Road, Suite 150
Scottsdale, AZ 85258
invest@caliberfunds.co

Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1988, as amended
1205 E. South Temple Street
Salt Lake City, UT 84103
bob@bobworsley.com

Ryan Ainsworth
8735 E. Joshua Tree Lane
Scottsdale, AZ 85250
ryanainsworth82@gmail.com

Merrell & Associates LLC
1421 N. 36th Drive
Show Low, AZ 85901
dmerrell11@gmail.com

TTB Ventures LLC
728 W. 9th Street
Tempe, AZ 85281
trevor.barger@gmail.com

David L. Binsfeld
5152 E. Pinchot Ave.
Phoenix, AZ 85018
daveb@generalsouthwest.com

Vernon Erb
589 Preserve Lane
Grand Junction, CO 81507
vern1047@hotmail.com

Mary Slawson
600 Harrison Blvd.
Ogden, UT 84404
mslawson@proxiontax.com

#649540 v2

David Neilson and Leslie Neilson
11162 North 5550 West
Highland, UT 84003
lneilson1@gmail.com

Sean G. Davis
1091 Eaglewood Loop
North Salt Lake, UT 84054
seangordondavis@gmail.com

Travis Devashrayee
14165 Mountain Quail Road
Salinas, CA 93908
travdrayee@gmail.com

TDQ PSP Holdings, LLC
PO Box 5644
Scottsdale, AZ 85261
tdq@qiara.net

Canyon Retreats LLC
PO Box 5644
Scottsdale, AZ 85261
tdq@qiara.net

Circle of Gratitude Foundation
6581 W. 10030 N.
Highland, UT 84003
gingerharris.realestate@gmail.com

Connie Carras
146 Prince Edward Drive
Toronto, Ontario, Canada
M8Y 3W5
connie.carras@cecenterprises.com

The Clawson Family Foundation
1471 De Tracey Stret
San Jose, CA 95128
tclawjr81@gmail.com

TCLAWX LLC
1471 De Tracey Street
San Jose, CA 95128
tclawjr81@gmail.com

#649540 v2

ZenniHome CF LLC
1500 Desert Paintbrush Rd.
Page, AZ 86040

ZenniHome QOF LLC
1205 E. South Temple Street
Salt Lake City, UT 84103

Allservices LLC
P.O. Box 864
Spanish For, UT 84664
aisodiya@gmail.com
kimberlyjensen70@gmail.com

Justin C. Mattson
146 Granville Way
San Francisco, CA 94127
cyngus@gmail.com

Jared D. Williams
2829 N. 34th Pl
Mesa, AZ 85213
williamsjared@gmail.com

Devashrayee Family Fund
14165 Mountain Quail Road
Salinas, CA 93908
travdrayee@gmail.com

SCHEDULE B

KEY HOLDERS

Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1988 as amended

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 202__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of _____ __, 2023 (the "**Agreement**"), by and among ZenniHome Holdings, Inc., a Delaware corporation (the "**Company**") and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") **[** or options, warrants, or other rights to purchase such Stock (the "**Options**")**]**, for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **ZENNIHOME HOLDINGS, INC.**

Address: _____   By: _____

_____   Title: _____